Western Magnesium Corp.

900 - 580 Hornby Street

Vancouver, BC, Canada, V6C 3B6

December 2, 2021

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Liz Packebusch, Staff Attorney
Karina Dorin, Staff Attorney
Karl Hiller, Accounting Branch Chief
John Cannarella, Staff Accountant

Re:	Western Magnesium Corporation (the “Company”)
Registration Statement on Form 10-12(g)/A (Amendment No. 1)
Filed November 5, 2021
File No. 000-56323

Ladies and Gentlemen:

The Company is in receipt of the staff’s oral comments on the above-referenced filing requesting the filing of an unredacted version of Exhibit 10.20 - Real Estate Option Agreement between Western Magnesium Corporation and Harrison County Community Improvement Corporation effective as of August 4, 2021 (“Exhibit 10.20”) or alternatively explain to the staff why disclosure of the redacted terms of this exhibit are not material to the Company or such disclosure would be competitively harmful to the Company.

Based on the staff’s comment, the Company has elected to file an unredacted version of Exhibit 10.20. Contemporaneously, the Company has filed a Form 10/A (Amendment No. 3) which contains the unredacted version of Exhibit 10.20.

In addition, certain information in Items 4, 5 and 11 has been updated to reflect recent changes.

We trust the foregoing and Amendment No. 3 is fully responsive to the staff’s oral comment. Further, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Sam Ataya
Sam Ataya, Chief Executive Officer

cc:	Laura Anthony, Esq.